

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

March 12, 2013

<u>Via U.S. Postal Service</u>
Daniel Cohen
President
Hotel Outsource Management International Inc.
80 Wall Street, Suite 815
New York, New York 10005

      Re: Hotel Outsource Management International Inc.
                Form 10-K for the year ended December 31, 2011
                Filed March 30, 2012
                File No. 000-50306

Dear Mr. Cohen:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                  Sincerely,

                                  /s/ Jennifer Thompson

                                  Jennifer Thompson
                                  Accounting Branch Chief